Exhibit 99.1

Nano Dimension Installs 3D Printing System for NASA Marshall Space Flight Center

The 3D Printer Offers Ceramic and Metal Capabilities, Flexible Functionality

Waltham, Mass., March 08, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it has installed one of its 3D printing systems – the Admaflex130 – at NASA’s Marshall Space Flight Center (“Marshall”).

Marshall procured the printing system as part of a project to 3D print sodium ion batteries.

The 3D printing system that is part of Nano Dimension’s multi-product offering comes from the July 2022 acquisition of Admatec Europe B.V. The Admaflex130 is exceptional for its ability to manufacture in multiple materials, specifically ceramics and metals, while also doing so at high precision. With the benefit of its Digital Light Processing (“DLP”) based technology, the 3D printer is ideal for research & development and 24/7 digital serial production of functional parts requiring complex geometries, high resolution, fine details, and smooth surface while benefiting from excellent material properties. The system also offers users the flexibility to develop custom materials and configure all printing parameters.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, shared: “It is hard to imagine working with an organization that is doing more groundbreaking and literally expanding the envelop of space as NASA. We are proud they have selected the Admaflex130 from Nano Dimension. Our team took a risk in developing a system that can print in multiple materials and have open parameter settings, and they did it successfully. We trust this system will enable the pioneering leaders at NASA to fabricate innovative applications. And who knows? Maybe one day soon we’ll see one such application going to Mars.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits and advantages of the Admaflex130 and that the Admaflex130 will enable the pioneering leaders at NASA to fabricate innovative applications . Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

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